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                               September 21, 2021

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed September 20,
2021
                                                            File No. 333-254038

       Dear Mr. Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. Please revise the fee table so that the current structure of the offering is reflected in the table. Any clarifying
information you would like to provide may be included via footnote but the table should be
accurate as to the number of securities associated with the
                                                        registration statement.
 Raluca Dinu
FirstName LastNameRaluca  Dinu
GigCapital5, Inc.
Comapany 21,
September NameGigCapital5,
               2021        Inc.
September
Page 2    21, 2021 Page 2
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing